UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRANS WORLD ENTERTAINMENT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89336 Q 10 0

(CUSIP Number)

Robert J. Higgins TWMC Trust

c/o Trans World Entertainment Corporation

38 Corporate Circle, Albany, NY 12203

(518) 452-1242

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89336 Q 10 0	Page 1 of 3 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert J. Higgins TWMC Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,279,715
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,279,715
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,279,715
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Trans World Entertainment Corporation, a New York corporation (the “Company”).

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of the Robert J. Higgins TWMC Trust (the “Trust”). The business address of the Trust is 38 Corporate Circle, Albany, NY 12203. Robert J. Higgins, W. Michael Reickert and James J. Barba are the trustees of the Trust (the “Trustees”). The beneficiaries of the Trust are (i) during his lifetime, Mr. Higgins and (ii) after his lifetime, Mr. Higgins’ wife and children. During his lifetime, Mr. Higgins is entitled to receive the income from the Trust. The Trust is not revocable by Mr. Higgins, and Mr. Higgins does not have the right to reacquire the Common Stock held by the Trust. The Trustees, other than Mr. Higgins, (i) have no pecuniary interest in the Trust and disclaim beneficial ownership pursuant to Rule 13d-4 and (ii) apply the rule commonly known as the “Rule of Three”, and thus do not deem themselves to have voting or investment control over the Common Stock held by the Trust.

During the past five years, none of the Trustees have been convicted in a criminal proceeding. During the past five years, none of the Trustees have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each Trustee is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Trust acquired beneficial ownership of 14,279,715 shares of Common Stock on August 12, 2016 when Mr. Higgins transferred such shares to the Trust as a gift for no consideration.

Item 4.	Purpose of Transaction.

The Trust was established by Mr. Higgins as a family and estate planning entity. While Mr. Higgins and the Trust have no specific plans to acquire additional shares of Common Stock, either may do so in the future. Among other considerations, the timing and amounts of any such purchases will be subject to market conditions, the price at which the Company’s Common Stock can be purchased and the finances of Mr. Higgins and the Trust.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the aggregate number and percentage of shares of Company Common Stock beneficially owned by the Trust, including the number of shares of Company Common Stock as to which the Trust has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, is set forth in the table below.

Reporting Person	Number of Shares with Sole Power to Vote	Number of Shares with Shared Power to Vote	Number of Shares with Sole Power to Dispose	Number of Shares with Shared Power to Dispose	Aggregate of Shares Beneficially Owned	Adjusted Number of Shares Outstanding	Percent of Shares Beneficially Owned

Robert J. Higgins TWMC Trust	14,279,715 (1)	0	14,279,715 (1)	0	14,279,715 (1)	30,353,214 (2)	47.0(3)

---------------------------

(1)	Robert J. Higgins, W. Michael Reickert and James J. Barba are the trustees of the Trust. Any action taken by the Trust requires the vote of a majority of the Trustees and no Trustee may act individually to vote or sell shares of Common Stock owned by the Trust. The Trustees other than Mr. Higgins, (i) have no pecuniary interest in the Trust and disclaim beneficial ownership pursuant to Rule 13d-4 and (ii) apply the rule commonly known as the “Rule of Three”, and thus do not deem themselves to have voting or investment control over the Common Stock held by the Trust.

(2)	Consists of shares of Company Common Stock issued and outstanding as of August 12, 2016, as set forth in the Form 10-Q.

(3)	Based on all shares of Company Common Stock issued and outstanding as of August 12, 2016, as set forth in the Form 10-Q.

(c)	During the last sixty days there were no transactions with respect to the Company Common Stock affected by the Trust.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

To the best of the knowledge of Mr. Higgins and the Trustees, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Robert J. Higgins TWMC Trust

Dated: August 16, 2016	/s/ Robert J. Higgins
Trustee

/s/ W. Michael Reickert
Trustee

/s/ James J. Barba
Trustee